UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ALIGN TECHNOLOGY, INC.

(Name of Issuer)

Common Shares with a par value of $0.0001

(Title of Class of Securities)

016255101

(CUSIP Number)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

with a copy to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  016255101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Danaher Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,437,132 shares of common stock
8. Shared Voting Power n/a
9. Sole Dispositive Power 8,437,132 shares of common stock
10. Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,437,132 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%*
14.

Type of Reporting Person (See Instructions)

CO

* Calculation based on the total number of outstanding shares of Common Stock as of September 21, 2009 of 72,303,447 (based on information provided by the Issuer) plus the 2,025,000 shares issued to the Filing Person by the Issuer on September 22, 2009 as described in Item 6 hereof.

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Align Technology, Inc. (the “Issuer”). This Amendment amends and supplements the Statement originally filed on August 20, 2009 with the Securities and Exchange Commission by Danaher Corporation (the “Filing Person”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement.

Item 3.	Source and Amount of Funds or Other Considerations

The disclosure set forth in Item 6 is incorporated into this Item 3 by reference as if fully set forth herein.

Item 4.	Purpose of Transaction

The disclosure set forth in Item 6 is incorporated into this Item 4 by reference as if fully set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)	As of September 22, 2009, the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the Filing Person was 8,437,132 or approximately 11.4%.

(b)	The Filing Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 8,437,132 shares of Common Stock of the Issuer.

(c)	Other than the 5,561,489 shares of Issuer Common Stock that were granted by the Issuer to the Filing Person on August 17, 2009 and the 2,025,000 shares of Issuer Common Stock that were granted by the Issuer to the Filing Person on September 22, 2009 as described in Item 6 below, the Filing Person has not effected any transaction in the shares of Common Stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 16, 2009, the Issuer and Ormco Corporation (“Ormco”), an indirect, wholly-owned subsidiary of the Filing Person, settled certain litigation pending between the Issuer and Ormco. As part of the settlement, the Issuer agreed to grant to the Filing Person at no cost 7,586,489 fully paid and nonassessable shares of Issuer Common Stock (the “Shares”) pursuant to a Stock Purchase Agreement dated August 16, 2009 (“the “Stock Purchase Agreement”). With respect to the Shares, 5,561,489 were issued to the Filing Person on August 17, 2009, and the balance of 2,025,000 (the “Second Tranche Shares”) were to be issued to the Filing Person upon receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as amended (the “HSR Act”). The waiting period under the HSR Act expired at 11:59 p.m. (EDT) on September 21, 2009. On September 22, 2009 the Issuer issued the Second Tranche Shares to the Filing Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2009

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Executive Vice President and Chief Financial Officer